Mail Stop 3561

February 6, 2006

Eric Lung, President
Paracap Corporation
5525 West Boulevard, Suite 443
Vancouver, British Columbia
Canada V6M 3W6

>   **Re: Paracap Corporation**
>   **Amendment No. 5 to Registration Statement on Form SB-2**
>   **Filed February 3, 2006**
>   **File No. 333-128253**

Dear Mr. Lung:

        We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Cover Page

1. Please update the cover page to refer to the correct amendment – amendment no. 5 instead of amendment no. 3. Please make similar updating changes throughout the document. For example, we note that the subject to completion legend is dated as of January 26, 2006, the date of the prospectus is January 26, 2006 and your officer/director signed the document as of January 26, 2006. You also failed to revise your exhibit index to indicate that you have filed a new opinion of counsel. Please revise.

Description of Business

Overview

2. We reissue comment 3 in our letter dated February 2, 2006. Please update the anticipated date for completing construction.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation for the Next Twelve Months

3. We note your response to comment 4 in our letter dated February 2, 2006. In response to that comment, you have indicated that the pre-operational and post-operational expenses are the total that you expect to spend during the next twelve-month period. However, certain of the items enumerated are the expenses solely through March 2006. You also should discuss the employee wages that you expect to incur once you commence operations. Please revise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director